AMENDMENT TO THE BY-LAWS
                             EFFECTIVE JUNE 24, 1997

Article XVII is deleted and replaced in its entirety by new Article XVII,, reading in its entirety as follows:


To the full extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws presently or hereafter in effect, no director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as s director of the Corporation. Any repeal or modification of this Article XVII shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

Each person who is or was or had agreed to become a director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Corporation as an employee or agent of the Corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the full extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than the provided in this Article. Any repeal or modification of this Article XVII shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.